FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2005

Commission File Number: 333-120810

THE9 LIMITED

30/F, No. 1168 Nanjing Road (W)

Shanghai 200041, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

THE9 LIMITED

Form 6-K

Page
Signature	3
Exhibit 99.1 - Press Release	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

	By:	/s/ Jun Zhu
	Name:	Jun Zhu
	Title:	Chairman and Chief Executive Officer

Date: July 26, 2005

Exhibit 99.1

The9 Announces Appointment of New Directors

Shanghai, China - July 26, 2005. The9 Limited (Nasdaq: NCTY) today announced that its Board of Directors has appointed two new independent non-executive directors to the board, Messrs. Davin Mackenzie and Ka Keung Yeung. Both Mr. Mackenzie and Mr. Yeung have also been appointed to the audit and compensation committees of the board. Additionally, Ms. Ying Han has resigned from her position on the board as well as the audit and compensation committees of the board, effective immediately. With the addition of the two new directors, three of the company’s five directors are independent non-executive directors.

Zhu Jun, The9’s Chairman and CEO, commented: “We are very pleased to welcome Davin Mackenzie and K.K. Yeung to the board. Both of them offer unparalleled business acumen and financial experience. As The9 furthers its strategy of horizontal diversification and vertical integration, our new directors will prove to be a tremendous asset to the company.” Mr. Zhu continued: “We also wish to acknowledge the contribution of Ying Han, who has served as a valued member of our board since our IPO.”

Finally, The9 announced today that the directorship of Jie Qin will expire on July 31, 2005, according to The9’s memorandum and articles of association. Mr. Qin, a co-founder of the company, will remain as The9’s Senior Vice President and Chief Strategy Officer.

About The9’s New Directors

Mr. Davin Alexander Mackenzie is the Managing Director and Beijing Representative of Peak Capital, a private equity firm focused on China investments. Prior to his co-founding Peak Capital, Mr. Mackenzie served seven years with the International Finance Corporation, a private sector arm of The World Bank Group, including four years as the Country Manager for China and Mongolia. Mr. Mackenzie has also worked at Mercer Management Consultants in Washington, D.C, and at First National Bank of Boston in Taiwan. Mr. Mackenzie is a graduate of Dartmouth College with a B.A. in Government. He received an M.A. in International Studies and an M.B.A from the Wharton School of the University of Pennsylvania. Mr. Mackenzie has also completed the World Bank Executive Development Program at Harvard Business School in Boston, Massachusetts.

Mr. Yeung, Ka Keung is the Executive Vice President and Chief Financial Officer of Phoenix Satellite Television Holdings Limited in charge of corporate finance and administration. He is also the Company Secretary and Qualified Accountant of Phoenix Satellite Television Holdings Limited. Mr. Yeung joined Phoenix in March 1996 and has been in charge of all of Phoenix’s internal and external financial management and arrangements as well as the supervision of administration and personnel matters. Mr. Yeung graduated from the University of Birmingham and remained in the United Kingdom until 1992 after obtaining his qualification as a chartered accountant. Upon returning to Hong Kong, he worked at Hutchison Telecommunications and STAR in the field of finance and business development.

About The9 Limited

The9 Limited is a leading online game operator and developer in China which commenced operations in 1999. Currently, The9’s business is primarily focused on operating and developing MMORPGs. The9 operates licensed MMORPGs, consisting of MU, WoW and Mystina Online, in China. It has also obtained exclusive licenses to operate additional MMORPGs in China, including ZhiZun and Granado Espada. In addition, The9 has developed its first proprietary MMORPG titled “Joyful Journey West” (“JJW”). The9 currently expects to commence free testing of JJW and ZhiZun in China in the second half of 2005.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, The9’s limited operating history as an online game operator, The9’s ability to retain existing players and attract new players, license, develop or acquire additional online games that are appealing to users, anticipate and adapt to changing consumer preferences and respond to competitive market conditions, and other risks and uncertainties outlined in The9’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1, as amended and annual report on Form 20-F. The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information about The9, please contact

James Rhee, CFA

Investor Relations & Overseas Business Development - Senior Director

The9 Limited

Tel: +86 (21) 3217-4567 ext. 9990

Email: IR@corp.the9.com